UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sullivan, Gregory B.
   2525 East Camelback Road, Suite 500
   Phoenix, Arizona  85016
2. Issuer Name and Ticker or Trading Symbol
   Ugly Duckling Corporation (UGLY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President/COO/Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/23/99    P(2)     10,800 (2)    A  $6.0625 (2)  50,800(2)      D  Direct




Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Executive Incentive Stock
Option (right to buy)
Incentive Stock Option (right  (1)             (1)                                                        (1)          (1)
to buy)(1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Executive Incentive Stock                Common Stock                                             250,000       D   Direct
Option (right to buy)
Incentive Stock Option (right            Common Stock                   391,000       (1)         391,000(1)    D   Direct
to buy)(1)

Explanation of Responses:

(1) Options vest over a five year period with 20% vesting each year, beginning one year after the date of grant. The options were issued under the UGLY Long-Term Incentive Plan ("Incentive Plan") on 11/1/95 (116,000 options), 6/1/96 (25,000 options) and 1/15/98 (250,000 options) at exercise prices per share $2.59,$6.75 and $8.25, respectively. In 11/98 the Reporting Person forfeited an option for 100,000 shares granted on 12/2/96 at an exercise price of $17.69. The end of month balance is net of this forfeiture.

(2) These 10,800 shares of Common Stock of UGLY were acquired on 3/23/99 by the Reporting Person at a purchase price of $6.0625 per share. End of month ownership is based on 2/28/99 ownership ending balance of 40,000 shares (as previously reported) plus 10,800 share purchase on 3/23/99 (40,000 + 10,800 = 50,800).

@    Power of Attorney is included and made a part of this filing.


                                                   SIGNATURE OF REPORTING PERSON

                                                             /S/ JUDITH A. BOYLE
                                                             -------------------
                                                             By: Judith A. Boyle
                                                              @ Attorney-in-Fact
                                                        For: Gregory B. Sullivan


                                                             DATE March 26, 1999

                               POWER OF ATTORNEY
                                  (G. Sullivan)


     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Act of 1933 (singly or collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5, and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

     This power of attorney is effective from the date hereof until September 1, 1999, unless earlier revoked or terminated.


                                          /s/ GREGORY B. SULLIVAN
                                          --------------------------------------
                                          Gregory B. Sullivan


Dated:  April 27, 1998